                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549
                                   Form N-8A

                         NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(a) OF THE
                        INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                               -----------------

Name: PIMCO California Municipal Income Fund II

Address of Principal Business Office:
     c/o PIMCO Funds Advisors LLC
     1345 Avenue of the Americas
     New York, New York 10105

Telephone Number: (212) 739-3502

Name and address of agent for service of process:
     Stephen J. Treadway
     c/o PIMCO Funds Distributors LLC
     2187 Atlantic Street
     Stamford, Connecticut 06902

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

     Yes [X]                 No [_]

                                  SIGNATURES

     A copy of the Agreement and Declaration of Trust of PIMCO California Municipal Income Fund II is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York and the State of New York on the 15th day of April, 2002.

                                           PIMCO CALIFORNIA MUNICIPAL
                                           INCOME FUND II

Attest:  /s/ Brian S. Shlissel             By: /s/ Stephen J. Treadway
         ----------------------------          ---------------------------------
         Name:  Brian S. Shlissel              Name:  Stephen J. Treadway
         Title: Treasurer and Principal        Title: President and Sole Trustee
                Financial and Accounting
                Officer